February 22, 2011

Ms. Jennifer O’Brien
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20649

Re:           Trans Energy, Inc. (the “Company”);
Commission’s Comment Letter Dated November 19, 2010
File No. 0-23530

Dear Ms. O’Brien:

This letter is in response to your comment letter referenced above.  Set forth below are our responses addressing each of the items set forth in your letter.

For your convenience, we have numbered the Company’s responses below in accordance with the comments received in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 15 – Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-25

1.
We have considered the responses you provided in your letters dated April 27, 2010, October 15, 2010, and December 8, 2010 as they relate to our comments seeking to understand your basis for concluding that the proved undeveloped reserves you reflected as of December 31, 2009 met the standard of reasonable certainty in the definition of proved reserves provided in ASC 932-360-20 and Rule 4-10(a)(22) of Regulation S-X.  Based on the information and supporting documentation you have provided, we are unable to agree with your conclusion that the proved undeveloped reserves you reflect as of December 31, 2009 were reasonably certain as defined in the aforementioned literature.  Accordingly, you should amend your 2009 Form 10-K to remove the proved undeveloped reserves you booked at December 31, 2009.  Additionally, you should reconsider all accounting implications associated with the revision to your total proved reserves, such as depletion expense and impairment testing.  Finally, based on the information described above, we have similar concerns with respect to any proved undeveloped reserves you intend to book at December 31, 2010.

Response:  We will amend our 2009 Form 10-K to remove the proved undeveloped reserves and have included the proposed changes for your review. Removing these proved undeveloped reserves did not change our depletion or impairment expense for the year.

Item 2 Properties

Our properties consist of working and royalty interests owned by us in various oil and gas wells and leases located in West Virginia. Our proved reserves as of December 31, 2009 and 2008 are set forth below:

	As of December 31
	2009			2008		2007
		Natural			Natural		Natural
	Oil	Gas	NGLs	Oil	Gas	Oil	Gas
	(BBL)	(MCF)	(BBL)	(BBL)	(MCF)	(BBL)	(MCF)
Developed Producing	158,545	5,002,525		199,596	5,861,734	178,415	4,440,834
Developed Non-Producing	-	1,562,532		209,588	2,348,857	424,567	2,550,191
Proved Undeveloped	-	-	-	-	9,124,721	1,534,979	15,835,711

Total Proved	158,545	6,565,057	-	409,184	17,335,312	2,137,961	22,826,736

Productive Gas Wells

The following table summarizes the total number of wells and undrilled locations to which proved developed reserves and proved undeveloped reserves, respectively, are attributed. Wells are shown on a gross basis.

	As of December 31,
	2009		2008
		Natural		Natural
	Oil	Gas	Oil	Gas
Producing Wells	5	183	2	189
Non-producing Wells	1	117	1	110
Undrilled Well Locations	-	-	-	20
Total Wells and Well Locations	6	300	3	319

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information is based on Trans Energy's best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of December 31, 2009 and 2008 in accordance with GAAP, which requires the use of a 10% discount rate. This information is not the fair market value, nor does it represent the expected present value of future cash flows of Trans Energy's proved oil and gas reserves.

As of December 31,	2009	2008

Future Cash Inflows	$43,442,688	$139,657,705

Future Production Costs (a)	(11,919,428)	(24,786,618)

Future Development Costs	(1,050,000)	(14,590,000)

Future Income Tax Expense	(6,304,652)	(22,997,143)

Future Net Cash Flows	$24,168,608	$77,283,944

Discounted for Estimated Timing
of Cash Flows	$(11,393,082)	$(53,907,549)
Standardized Measure of Discounted
Future Net Cash Flows	$12,775,526	$23,376,395

(a)
Production costs include oil and gas operations expense, production ad valorem taxes, transportation costs and general and administrative expense supporting Trans Energy’s oil and gas operations and are based

Summary of Changes in Standardized Measure of Discounted Future Net Cash Flow Relating to Proved Oil and Gas Reserves

Principal changes in the aggregate standardized measure of discounted future net cash flows attributable to Trans Energy's proved crude oil and natural gas reserves at year end are set forth in the table below:

	For the Year Ended December 31,
	2009	2008
Standardized Measure, Beginning of Year	$23,376,395	$50,984,791
Oil and gas sales, net of production costs	(3,715,766)	(2,962,020)
Changes in prices and future production	(10,742,993)	(38,684,691)
Extensions, discoveries and improved	9,644,431
recovery, net of costs	-	16,804,335
Purchases and Sales of Minerals in place	-	1,043,224
Change in estimated future development costs	13,540,000	28,686,448
Previously estimated development costs incurred	5,166,434	10,492,916
Revisions of previous quantity estimates	(28,331,901)	(44,822,397)
Accretion of Discount	2,337,640	8,489,046
Net change in income taxes	16,692,491	26,949,632
Timing and Other	(15,191,205)	(33,604,889)

Standardized Measure, End of Year	$12,775,526	$23,376,395

Form 10-Q for fiscal Quarter Ended September 30, 2010

Consolidated Statement of Operations, page 5

2.
We note from the journal entry you provided in response to prior comment three that you recorded a gain of approximately $24.8 million, which was inclusive of a drilling receivable of approximately $3.5 million.  We also note from the 8-K and related exhibits you filed on July 22, 2010 that the cash you received was net of a 20% holdback on certain properties pending the addition of pooling provisions in the underlying leases.  Finally, we note the drilling receivable appears to relate to a credit “toward future joint interest billings” pursuant to the JOA.  Please address the following with respect to your accounting for this transaction:

•
Explain why you believe it was appropriate to recognize a gain for this conveyance.  Your response should address in detail your consideration of ASC 932-360-40-1 through 9 as well as any other authoritative accounting literature you considered.

•
Clarify how you considered ASC 932-360-55-1 and 932-360-55-5 with respect to your drilling credit.  In this regard, it is not clear to us why the drilling receivable should have been factored in to the gain you recognized on this sale.

•	Tell us how you intend to account for the 20% holdback when received from Republic.

Response:

•	In determining whether to recognize gain for the conveyance of the 50% working interest in certain leases to Republic, we considered ASC 932-360-40-1 through 9.

o	“Unproved Properties” - Items 40-1 and 40-2 do not apply as we did not surrender, abandon or otherwise deem worthless any unproved properties.
o	“Individual Wells or Items of Equipment” - Item 40-3 does not apply since the conveyance did not include any wells or equipment.
o
“Mineral Property Conveyances and Related Transactions” – Item 40-4 and 40-5 are relevant as this conveyance did involve the transfer of a non-operating interest in certain leases to Republic.  Item 40-5 references ASC 932-360-55-2 through 14 and 55-9, Partial Interest in Unproved Property Sold, is relevant.  Per this section, the sales price exceeds the carrying amount of the property and a gain was recognized in the amount of the excess.

o	“Conveyances as Borrowings”- Item 40-6 does not apply as the conveyance was not and was not accounted for as a conveyance for borrowings.
o
“No Gain or Loss on Conveyance” - Item 40-7 does not apply as this was not a pooling of assets.  Furthermore, Item 40-8 does not apply a) as there was no substantial uncertainty regarding the recovery of the costs applicable to the retained interest, and b) we do not have a substantial obligation for future performance.

o	Therefore, as explained in Item 40-9, “Gain or Loss on Conveyance”, since the conveyance is not one of the types described in items 40-7 through 40-8, gain shall be recognized on the transaction.

•
In determining the accounting for the drilling credit received with the conveyance of certain leases to Republic, we considered ASC 932-360-55-1 and 932-360-55-5.  None of these items apply to our situation, including 55-5 as this is not a carried interest. Republic will not be entitled to all of the revenue from production from the property until costs are recovered.  This drilling credit was merely a way for Republic to limit their initial cash outlay in the transaction.  The total purchase price after adjustments was $26,959,448.00, of which they had cash available of $23,500,000.00.  We allowed them to owe us the remaining $3,459,448.00 and pay it out over our share of incoming drilling invoices.  By mid-November, they had paid the drilling credit in full.

•
I have attached the closing settlement statement from the conveyance of certain leases to Republic, which will hopefully help clarify the above questions as well as how the 20% holdback was and will be accounted for.  Since the holdback is subject to pooling provisions and there exists some uncertainty as to when these issues will be resolved or whether they will ever be resolved, we did not include the approximately $1.8 million holdback as part of the total purchase price.  It was accounted for as an adjustment to the total purchase price and will be recorded as gain if and when it is received.

Sincerely,

/s/ Lisa A. Corbitt

Lisa A. Corbitt
Chief Financial Officer

CLOSING SETTLEMENT STATEMENT

Purchase and Sale Agreement ("PSA") by and between
Republic Energy Ventures, LLC ("BUYER")
AND
Trans Energy, Inc. and Prima Oil Company, Inc. ("SELLER")

Closing Date: July 16, 2010

Purchase Price Per PSA (Article 3):	$ 28,730,222.00
Cash Deliverable at Closing:	23,500,000.00
Drilling Credit due Seller to be applied after closing	3,459,448.00
Decrease to Purchase Price (Article 6)	
Title Defects * 20% holdback	(1,770,774.00)
Total Purchase Price and Adjustments	$ 26,959,448.00
Cash Payment Due SELLER	$23,500,000.00

The undersigned parties agree that the cash portion of the payment shall be distributed as follows:

CIT	$15,000,000.00
Sancho Oil and Gas Corporation	3,500,000.00
Trans Energy, Inc. (on behalf of itself and Prima Oil Company, Inc., SELLER)	5,000,000.00

Republic Energy Ventures, LLC
By: ______________________
Title: ______________________
Date: ______________________

Trans Energy, Inc.
By: [signature]
Title: President
Date: July 16, 2010

Prima Oil Company, Inc.
By: [signature]
Title: President
Date: July 16, 2010

* Title Defect Amount subject to change as Defects are cured.

{00084068.3}